Exhibit 99.8
 Common Business Channels Question and Answer session

INFOSYS LIMITED- COMMON BUSINESS CHANNELS
Q4 FY 2013 RESULTS
APRIL 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director

Rajiv Bansal
CFO

PARTICIPANTS

Govind Agarwal
JM Financial

Sandeep Shah
CIMB

Moshe Katri
Cowen & Co.

S.D. Shibulal

Good morning, everyone. Our Q4 was a soft quarter for us. Our revenue grew by 1.4%. Our margins were 24.8% for Q4 (excluding Lodestone). Our EPS was $0.78 for the quarter. For the year, our EPS was $3.02 compared to our guidance was $2.97. Our guidance for the quarter was 4.1% including Lodestone whereas we have done 1.4%. Our volume growth is 1.8% for the quarter. We had a pricing decline of 0.7% as well as a cross currency impact of 0.3%. So if you negate that, our numbers would be app. 2.5%.

We have given a guidance for 6% to10% for next year which means that is 0.5% growth at the lower end and a 2% growth quarter-on-quarter at the upper end. Given where we are, we are quite confident about our guidance. As usual, our guidance is a statement of fact. We have looked at our pipeline, our visibility into next year and taken a decision to have a wide range in the guidance between 6% to10%. That is a reflection of the volatility which we have seen over the last few quarters. The environment remained volatile as well as mixed. There are challenges in US and in Europe. Our clients are struggling with taking decisions given the environment. Our ramp-ups on some of the deals which we have won have been slower than what we have expected in Q4.

Our client additions in Q4 has been very good. We have added 56 new clients in Q4. Our total number of million dollar clients have gone up to 448 this quarter. There is a substantial increase in those numbers. Our pipeline is robust. Our win rates have remained stable. When I look at the future I see that from a growth perspective the environment will be volatile and challenging. The pricing continues to be under pressure because of the focus on cost by our clients. Our pipeline remains robust and our win rates remains stable. Thank you.

Rajiv Bansal

If you look at the margins, we have done reasonably well this quarter. We had guided for a 26% operating margin for the full year and we are ending at about 25.8% in spite of this being a soft quarter for us. If you look at for the quarter in spite of having absorbed the wage increases that we have given at select onsite locations and the additional Lodestone charge, I think we have done very well on the margin front. On the EPS side, we have exceeded the guidance that we had set out for. $0.73 was the guidance for Q4, our actuals EPS is about $0.78. This is primarily because of reversal on tax because of the R&D tax credit that we got and also because of some forex gain. But I think without that also we have made $0.73 as a guidance.

I think the world is very volatile right now, the environment is very volatile and also considering that we have had a growth challenge in the previous couple of quarters, I think we have set out for ourselves in terms of giving guidance which we believe is achievable. As Shibu said, it is about 0.5% sequential growth for next 4 quarters for the lower end and 2% sequential growth for the next 4 quarters for the upper end. Considering that we need to make a lot of investments as we go along and also the kind of volatility that we are seeing in the marketplace, we have discontinued the practice of giving EPS guidance.

Thank you.

Moderator

The first question comes from Govind Agarwal of JM Financial and Sandeep Shah from CIMB. Shibu, what led to a major miss to the fourth quarter fiscal year ‘13 guidance?

S.D. Shibulal

If you look at our yearly guidance, we had reset it earlier to at least 5% for the year. During Q3, we have said that we have challenges, the environment continues to be challenging. In Q3, we had a volume increase as well as a pricing increase. Volume went up by 1.5%, the pricing went up by 1.8% in Q3. In Q4, it turned out to be a softer quarter than what we expected. Our volume went up by 1.8% in Q4, at the same time we had an impact of 0.7% because of the realization decline as well as an impact of 0.4% because of the cross currency movements, and that impacted the Q4. The deal ramp ups in Q4 were softer than what we expected. While we have won a lot of large deals over the last half, our total TCV win over the last 2 quarters stands at $960 mn including large outsourcing deals as well as large transformational deals, the ramp ups have been slower than what we expected. Slower ramp ups, the pricing decline (because when the volume goes up the pricng comes down, then the revenue does not go up in proportionate), cross currency movements, all of them led to the numbers which we have for Q4.

Moderator

The next question is from Moshe Katri from Cowen & Co. He asks please comment on the pipeline of deals in the various verticals as well as the conversion rates, how do both metrics compare to last year?

S.D. Shibulal

Our pipeline is robust at this point in time. In fact I would say that it is marginally better than what we had last year. Our win rates are stable to again marginally better than what we had last year. At the same time, the environment is volatile. That is causing volatility in our own numbers. The win rates have remained stable to having gone up marginally. Different verticals have different characteristics. Financial Services is very cost-oriented, cost pressures but at the same time they are spending on compliance, on fraud detection, on regulatory changes. In Retail, the ‘lights-on work’ is under pressure whereas they are spending on creating better consumer experience. We are working with them on their digital strategies. Our Products and Platforms are receiving very good traction in Retail. Manufacturing is all about efficiencies. Telecom continues to be under struggle because wireline organizations are going through major restructuring as far as cost is concerned. We see traction in Energy and Utilities.

Moderator

Thank you, Shibu and Rajiv. That is all the time we have today